Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Digi Power X Inc.

218 NW 24th Street, 2nd Floor

Miami, Florida, 33127

Item 2	Date of Material Change

June 2, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on June 2, 2025 through an approved Canadian newswire service.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Inquiries in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9	Date of Report

June 2, 2025

SCHEDULE “A”

DIGI POWER X MAINTAINS STRONG CASH AND CRYPTO POSITION WITH NO LONG-TERM DEBT AND REPORTS MAY 2025 PRODUCTION RESULTS

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated May 30, 2025 to its short form base shelf prospectus dated May 15, 2025.

Miami, FL – June 2, 2025 – Digi Power X Inc. (“Digi Power X” or the “Company”) (Nasdaq: DGXX / TSXV: DGX), an innovative energy infrastructure company that develops cutting-edge data centers, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the month ended May 31, 2025, combined with an operations update. All monetary references are expressed in U.S. dollars unless otherwise indicated.

Monthly Production Highlights for May 2025

●	The value of coins produced at the Company’s facilities between its self-mining and colocation agreements and energy sales was approximately $4.3 million in May 2025 (based on a BTC price of $105,000 as of May 31, 2025, per CoinMarketCap), representing an increase of 23% over the previous month.

●	Miners running at the Company’s facilities produced approximately 35 BTC during the month between self-mining and colocation agreements, representing an approximate value of $3.7 million (based on a BTC price of $105,000 as of May 31, 2025, per CoinMarketCap).

●	The Company earned gross energy and power revenue of approximately $0.6 million in May 2025 through the provision of power capacity to market customers.

●	The Company held cash, BTC and cash deposits of approximately $9.3 million as of May 31, 2025, as compared to $10.2 million on April 30, 2025 (based on a BTC price of $105,800 as of May 31, 2025, and $94,000 as of April 30, 2025, per CoinMarketCap). The decrease in position on a month over month basis was driven by investment in capital expenditures of approximately $0.6 million and the purchase of carbon emission credits of $0.2 million.

●	The Company has invested approximately $2.5 million year-to-date in capital expenditures and mining infrastructure support equipment, including $0.6 million in May. This continued significant investment underscores the Company’s commitment to long-term growth while maintaining a disciplined approach to capital allocation, prioritizing self-funding to minimize equity dilution for shareholders when possible, while still retaining a clean balance sheet with zero long-term debt to bolster the Company’s flexible capital deployment strategies.

●	Digi Power X continues to operate with zero long-term debt, supporting its capital flexibility and commitment to self-funding. The Company maintains a disciplined capital strategy, limiting dilution while retaining the ability to swiftly scale when the situation arises.

Operations Update

The Company currently operates with approximately 100MW of available power across its three sites and is working to expand its capacity to 200MW and beyond. The Company plans to fuel this growth using its existing asset portfolio, combined with strategic expansion through targeted acquisitions.

Super Micro Collaboration

The Company continues to develop its Tier 3 data center assets, invest in high density compute infrastructure, and pursue selective acquisitions to scale its power capacity and operating footprint. US Data Centers, Inc. (“US Data Centers”) is a wholly-owned subsidiary of the Company dedicated to the development of high-performance computing (“HPC”) and artificial intelligence (“AI”)-focused data centers.

During the month of May, the Company announced that it had entered into a collaboration with Super Micro Computer, Inc. (NASDAQ: SMCI) to deploy customized B200 GPU rack solutions at the Company’s newly developed data center in Alabama. The collaboration will begin with an initial deployment targeting operational readiness within 120 days, with full test operations expected during Q4 2025. This project lays the foundation for a broader expansion at the Alabama site, with plans to scale up to 22 megawatts (MW) in 2026 and 55 MW by 2027.

Digi Power X’s 5.5 MW Community Solar Project

The Company is also pleased to provide an operational update on its 5.5 MW community solar array located in upstate New York and to share new developments regarding the integration of battery energy storage at its Buffalo facility.

Since reaching commercial operation in September 2024, the 5.5 MW community solar project has generated nearly $100,000 in electricity bill credits for Digi Power X’s East Delevan facility. Developed in partnership with a regional solar developer and energized pursuant to a long-term agreement announced in 2022, the project has significantly reduced operating costs and strengthened the Company’s commitment to sustainability and long-term energy procurement stability.

“Our community solar initiative represents a core component of our ESG strategy,” said Michel Amar, Chief Executive Officer of Digi Power X. “These energy savings not only drive economic value for our operations but also advance our broader vision of aligning blockchain computing with sustainable energy infrastructure.”

In parallel with the success of the community solar array, Digi Power X is actively exploring the integration of a behind-the-meter battery energy storage system at its Buffalo site. This initiative would be pursued in conjunction with the New York State Energy Research and Development Authority’s (NYSERDA) Retail Energy Storage Incentive Program, which supports the deployment of up to 5 MW of distributed energy storage per commercial site.

By participating in this program, Digi Power X aims to further optimize its energy usage and reinforce grid stability, while contributing to New York State’s ambitious target of deploying 6 gigawatts (GW) of energy storage by 2030, as outlined in the state’s updated Energy Storage Roadmap. The prospective battery system would enhance onsite energy resilience and provide increased flexibility in energy management during grid stress events or market volatility.

“Our investment in renewable energy and now battery storage positions Digi Power X at the intersection of digital infrastructure and clean technology,” said Luke Marchiori, Chief Sustainability Officer at Digi Power X. “We are proud to be a proactive partner in New York’s energy transition and look forward to continued innovation that enhances both our operational excellence and environmental impact.”

About Digi Power X

Digi Power X is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digi Power X Inc.

www.digipowerx.com

Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across the Company’s operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about, among other things, the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by applicable law.

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